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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                                ----------------

                               TRAVELNOW.COM INC.

                       (Name of Subject Company (Issuer))

                                  WONSUB, INC.
                        HOTEL RESERVATIONS NETWORK, INC.

                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  89490A 10 7

                     (CUSIP Number of Class of Securities)

                               GREGORY S. PORTER
                        HOTEL RESERVATIONS NETWORK, INC.
                        8140 WALNUT HILL LANE, SUITE 800
                              DALLAS, TEXAS 75231
                            TELECOPY: (214)369-7409

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                            ------------------------

                                   COPIES TO:

               BRIAN M. LIDJI                               JEFFREY A. CHAPMAN
          SAYLES, LIDJI & WERBNER,                         CHRISTINE A. HATHAWAY
         A PROFESSIONAL CORPORATION                       VINSON & ELKINS L.L.P.
        RENAISSANCE TOWER, SUITE 4400                    3700 TRAMMELL CROW CENTER
               1201 ELM STREET                               2001 ROSS AVENUE
             DALLAS, TEXAS 75270                         DALLAS, TEXAS 75201-2975
          TELECOPY: (214) 939-8787                       TELECOPY: (214) 999-7797

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transaction to which the statement relates:

    /X/  third-party tender offer subject to Rule14d-1.

    / /  issuer tender offer subject to Rule13e-4.

    / /  going-private transaction subject to Rule13e-3.

    / /  amendment to Schedule13D under Rule13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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    This Amendment No. 3 to Tender Offer Statement on Schedule TO (this "Final
Amendment") is filed by Wonsub,Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hotel Reservations Network,Inc., a Delaware corporation ("HRN"). This Final Amendment amends and supplements the Schedule TO (the "Schedule TO") previously filed by Purchaser and HRN and relates to the offer by the Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of TravelNow.comInc., a Delaware corporation ("TravelNow"), at a purchase price of $4.16 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    The information set forth in the Offer to Purchase, including the schedules thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

ITEMS 8-14.

    Items 8-14 of the Schedule TO are hereby amended and supplemented to include the following:

           On February 12, 2001, HRN issued a press release announcing that, based on a preliminary estimate provided by the Depositary, 9,617,990 shares had been validly tendered and not withdrawn pursuant to the Offer and that the Purchaser had accepted for purchase all such shares. A copy of the press release is filed as Exhibit (a)(10) hereto, and the information set forth therein is incorporated herein by reference.

ITEM 12. EXHIBITS.

           Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

               (a)(10) Text of press release issued by HRN, dated
           February 12, 2001.

                                       1
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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HOTEL RESERVATIONS NETWORK, INC.

                                                       By:            /s/ GREGORY S. PORTER
                                                            -----------------------------------------
                                                                        Gregory S. Porter
                                                                  GENERAL COUNSEL AND SECRETARY

                                                       WONSUB, INC.

                                                       By:            /s/ GREGORY S. PORTER
                                                            -----------------------------------------
                                                                        Gregory S. Porter
                                                                  GENERAL COUNSEL AND SECRETARY

Dated: February 14, 2001

                                       2
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                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
              (a)(10)   Text of press release issued by HRN, dated February 12,
                        2001.